ROYAL BANK OF CANADA PROVIDES RESEGMENTED
Q1 2007 SUPPLEMENTARY FINANCIAL INFORMATION
TORONTO, April 25, 2007 — Royal Bank of Canada (RY on TSX and NYSE) today announced that revised Q1 2007 Supplementary Financial Information is now available on its website. The historical comparative segment financial information was revised to reflect the realignment of its business segments which was announced on February 7, 2007. The realignment resulted in the creation of a new Wealth Management segment focused on serving the growing needs of affluent and high net worth clients globally. Royal Bank of Canada now consists of four business segments: Canadian Banking, Wealth Management, U.S. & International Banking and Capital Markets. The revised historical segment financial information does not impact the previously reported consolidated financial information of Royal Bank of Canada.
     The revised Q1 2007 Supplementary Financial Information reflecting the new reporting segments, is available for download at www.rbc.com/investorrelations/supfi.html.
     For further information please visit www.rbc.com/investorrelations.

Investor contacts:
Marcia Moffat, Head, Investor Relations, (416) 955-7803, marcia.moffat@rbc.com
Amy Cairncross, Senior Manager, Investor Relations, (416) 955-7809, amy.cairncross@rbc.com
Media contact:
Jackie Braden, Manager, Media Relations, (416) 974-2124, jackie.braden@rbc.com